Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

02 AUG 19 AM 9:18

16th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance [redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 7

02049340

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 14th August 2002;
2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 14th August 2002; and
3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 14th August 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
AUG 21 2002
P THOMSON FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JT/nor/ADR

8/19

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 14-08-2002 05:06:17 PM
Submitted by S DARBY on 14-08-2002 05:17:12 PM
Reference No CU-020812-07260

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **25-07-2002**	* **201,000**	
Acquired	**26-07-2002**	**1,012,000**	
Acquired	**29-07-2002**	**250,000**	
Acquired	**30-07-2002**	**425,000**	
Acquired	**31-07-2002**	**26,000**	
Acquired	**01-08-2002**	**200,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**
* Nature of interest : **Direct**
  Direct (units) : **336,335,305**
  Direct (%) : **14.46**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**336,335,305**
* Date of notice	:	**01-08-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 26th, 30th July and 1st August 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 14-08-2002 05:06:17 PM
Submitted by S DARBY on 14-08-2002 05:17:08 PM
Reference No CU-020812-0725E

	Submitting Merchant Bank (If applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial shareholder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-08-2002**	* **80,000**	
Acquired	**05-08-2002**	**137,000**	
Acquired	**06-08-2002**	**105,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares by the company**
*	Nature of interest	: **Direct**
	Direct (units)	: **333,616,200**
	Direct (%)	: **14.34**
	Indirect/deemed interest (units)	:

	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **333,616,200**
*	Date of notice	: **06-08-2002**

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 2nd, 5th, and 6th August 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to **S DARBY** on **14-08-2002 05:06:17 PM**
Submitted by **S DARBY** on **14-08-2002 05:17:10 PM**
Reference No **CU-020812-0725F**

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad**
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-08-2002**	* **80,000**	
Acquired	**05-08-2002**	**137,000**	
Acquired	**06-08-2002**	**105,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :

File No. 82-4968

Indirect/deemed interest (units)	:	**333,616,200**
Indirect/deemed interest (%)	:	**14.34**
* **Total no of shares after change**	:	**333,616,200**
* Date of notice	:	**06-08-2002**

Remarks :

The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 2nd, 5th, and 6th August 2002.